May 18, 2006




VIA Edgar and FEDERAL EXPRESS
-----------------------------

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Michael Fay
      Patrick Kuhn
      Doug Jones

            Re:   Six Flags, Inc.
                  Commission File No. 1-13703
                  ---------------------------

Ladies and Gentlemen:

      I am in receipt of the comment letter (the "letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Form 10-K for the year ended December 31, 2005 ("Form 10-K") of Six Flags, Inc. ("Six Flags" or the "Company"). Set forth below are our responses to your numbered comments. As indicated in this letter, expanded or revised disclosure similar to the examples outlined below will be contained in all applicable future filings with the Commission.

Management's Discussion and Analysis, page 34
---------------------------------------------

Results of Operations, page 35
------------------------------

1. Please enhance your disclosure with a narrative discussion of the extent to which your increases in revenue are attributable to increases in prices. Refer to the guidance in Item 303 (a) (3) (iii) of Regulation S-K. In addition, define "per capita revenue," how it is computed and the factors that impact its variability (with quantification of such factors to the extent practicable). Further, where you discuss a change that is attributable to more than one factor, please quantify the separate impact of each factor.

As indicated in the Form 10-K, the two components of our revenue are total attendance and per capita revenue. As disclosed in the Form 10-K, the increase in revenue in 2005 was primarily the result of increased attendance (4.9%) and, to a lesser extent, per capita revenue (4.0%). The Company proposes to include the following disclosure in all applicable future filings:

      "Per capita revenue is defined as total revenue divided by attendance. Per capita revenue includes admissions revenue per capita as well as food, merchandise and other revenue per capita. Admissions revenue per capita increased X% in 2006, compared to prior year, and is driven primarily by price and ticket mix (i.e. season tickets, main gate, group sales and other discounted tickets). Food, merchandise and other revenue per capita increased Y% in 2006 driven by price, attendance mix and demographics (e.g., teens as opposed to families) and length of stay."

      The Company cannot readily quantify the separate impact of each factor of these two per capita measurements primarily due to the number and variability of such factors across our portfolio of 30 parks. For example, admission revenue per capita is obviously affected by our main gate ticket pricing, but less than 6% of our customers in 2005 paid the main gate price. As disclosed in the Form 10K, 28% of the Company's 2005 attendance represented season pass attendance and 31% represented group sales and other pre sold tickets. Season pass pricing varies from park to park and varies at individual parks over the course of the operating season. Similarly, discount levels and group sales pricing are different at each park and regularly change within the operating season. Moreover, on-line ticket pricing is also park specific and changes regularly. Thus, admission revenue per capita will change from year-to-year based on changes in the ticket mix and the company's variable pricing policies. Accordingly, although we can identify the ticket price per capita paid in any period, changes in that average price cannot readily be quantifiably tracked to each of these various factors.

      The same is true for food, merchandise and other revenue per capita. First, this category includes all non ticket revenue, which represents a wide array of components, e.g. food, merchandise, games, parking as well as sponsorship and other revenue. Pricing of the "in-park" components (food, retail, games and parking) varies from park to park and pricing of certain components, such as merchandise, will vary within a park's operating season. Moreover, in-park spending is also largely affected by our attendance mix. For example, season pass holders will generally spend less in this category than other visitors. Families tend to spend more than teens and young adults. Finally, in-park spending is also significantly affected by the length of stay of our customers, which also is impacted by the mix of attendance between, for example, season pass holders and others. Accordingly, the Company cannot practically quantify the contribution of each particular factor to the aggregate "in-park" per capita spending.


Liquidity, Capital Commitments and Resources, page 39
-----------------------------------------------------

General, page 39
----------------

2. Although factors impacting your net operating cash flows may be available in preceding sections of your filing, such information is disaggregated and not readily apparent. In this regard, please disclose here the material factors that impact the comparability of operating cash flows in the terms of cash. As you can use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to
   Section IV.B of FR-72 for guidance.

      We have previously indicated that changes in operating cash flows are primarily driven by changes in income from operations. The following disclosure will be added to all applicable future filings:

            "Since our business is both seasonal and involves significant levels of cash transactions, our net operating cash flows are largely driven by attendance and per capita spending levels because our cash-based expenses are relatively fixed and do not vary significantly with either attendance or levels of per capita spending. These cash-based operating expenses include salaries and wages, employee benefits, advertising, outside services, repairs and maintenance, utilities and insurance. As of [the applicable period end], changes in working capital, excluding the current portion of long-term debt, impacting operating cash flows had less than a $ X impact."


Off-balance sheet arrangements and aggregate contractual obligations, page 41
-----------------------------------------------------------------------------

3. Because the purpose of the contractual obligations table is to clearly show future cash requirements, we believe that you should include scheduled interest payments therein given the materiality of your interest. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized)

      The Company will add interest payments to the contractual obligations table in all applicable future filings, together with disclosure regarding methodology in respect of indebtedness bearing interest at variable rates. In the past the Company has included the annual interest expense by debt issue in the notes to the financial statements and the total expected interest is disclosed in the general section of MD&A.


Consolidated Statements of Operations, page F-7
-----------------------------------------------

4. We note that assets retired in 2005 and 2004 in regard to capital programs have been classified as "Other expense" within "Other income (expense)." To the extent that such assets were operating assets, please reclassify the related amounts to within "Income from operations" as they appear to be material to same, or explain to us why your presentation is proper. Refer to paragraph 25 of FAS 144 paragraph 18 of FAS 146.


      Of the "Other income (expense)" for 2005 and 2004, $15,081,000 and $13,199,000 represented non-cash losses incurred on the write-off or retirement of assets; generally rides that were no longer in operation or rides that were replaced in order to construct new rides. The Company did not consider such write-offs or retirements to be an exit or disposal activity, due to the limited number of rides involved and the limited impact on the individual theme park operations. Further, as such rides were generally no longer in operation we did not consider such write-offs to be an appropriate component of operating income.

Notes to Consolidated Financial Statements, page F-11
-----------------------------------------------------

Note (1) Summary of Significant Accounting Policies, page F-11
--------------------------------------------------------------

(o) Stock Compensation, page F-14
---------------------------------

Restricted Stock Grants, page F-16
----------------------------------

5. Please disclose the remaining vesting period of grants for which restrictions have lapsed and the related annual amount of compensation to be recognized.

      By virtue of the Company's adoption of FAS 123 (R) the following disclosure was contained in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006:

"Restricted Stock:

Restricted shares of our common stock may be awarded under the Plans and are subject to restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose. The Compensation Committee may also determine when and under what circumstances the restrictions may lapse and whether the participant receives the rights of a stockholder, including, without limitation, the right to vote and receive dividends. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions is forfeited upon termination of employment. Of the 750,000 shares of restricted stock granted during the first quarter of 2006, (i) 50,000 vested on March 31, 2006 upon the resignation of our former chief financial officer,
(ii) 450,000 shares will vest in three equal annual installments, commencing January 2007, and (iii) 250,000 shares will vest in two equal annual installments in January 2009 and 2010.

A summary of the status of our restricted stock awards as of March 31, 2006 and changes during the quarter then ended is presented below:


                                                              Weighted Average
                                                              Grant Date Fair
                                               Shares              Value
                                           ---------------    ----------------
Non-vested  balance  at  January 1, 2006           162,500              $7.44
Granted                                            750,000              $9.53
Vested                                             212,500              $7.80
Forfeited                                                -                  -
                                           ---------------
Non-vested  Balance at March 31, 2006              700,000              $9.57
                                           ===============


The weighted average grant date fair value per share of our restricted stock awards granted during the quarters ended March 31, 2006 and 2005 was $9.53 and $5.62, respectively. The total grant date fair value of our restricted stock distributed during the quarters ended March 31, 2006 and 2005 was $7.1 million and $0.4 million, respectively. The total fair value of restricted stock that vested during the three months ended March 31, 2006 and 2005, was $1.7 million and $0.7 million, respectively. As of March 31, 2006, there was $6.3 million of unrecognized compensation costs related to our restricted stock awards. The weighted average period over which that cost is expected to be recognized is
2.96 years."

      Comparable disclosure will be added in all future applicable filings.

(t) Impact of recently Issued Accounting Pronouncements, page F-18
------------------------------------------------------------------

6. Please include a description of the obligation and the reasons why fair value cannot be reasonably estimated in regards to your conditional asset retirement obligations. Refer to the guidance in Example 3 of FIN 47.

   In adopting FIN 47, the Company relied upon Example 3 of FIN 47 to conclude that, as it related to the Company's owned facilities, the present fair value of its conditional asset retirement obligations could not be reasonably estimated because there is an "indeterminate settlement date" for such obligations under Example 3. However, given the nature of our business, these conditional asset retirement obligations, which relate to the existence of petroleum storage tanks and limited amounts of asbestos and other regulated material at certain of our parks, would not be material to the Company even if a settlement date capable of determination were deemed to exist. For example, were the Company to decide to sell any of its parks, we do not believe that the sale price would be materially affected by any such retirement obligations. The disclosure regarding FIN 47 will be revised accordingly in a applicable future filings to reflect that all conditional asset retirement obligations are immaterial presently and are expected to remain immaterial in the future."


Note (8) Income Taxes, page F-27
--------------------------------

7. It is not clear why the amounts for the valuation allowance in the table that reconciles the expected federal income tax benefit do not agree to the changes in the allowance indicated in the subsequent table. Please advise and disclose as appropriate.


   The valuation allowance identified in the table that reconciles the expected federal income tax benefit does not agree to the change in the valuation allowance disclosed in the subsequent table because the reconciliation table only includes the valuation allowance applicable to "continuing operations" as disclosed and as required. The change in the balance sheet accounts in the following table includes valuation allowance allocable to both discontinued and continuing operations.

   We will provide additional disclosure in subsequent applicable filings regarding the valuation allowance allocable to both continuing and discontinued operations to reconcile all amounts.

8. Based on your consistent history of pretax losses and disclosure that you expect to continue to experience losses, it is not clear why you have not established a full valuation allowance against deferred income tax assets. Please advise and disclose as appropriate. In the event that a partial allowance is appropriate, explain to us and disclose in detail why there is uncertainty in your ability to utilize some deferred tax assets and not others in support that only a partial allowance is warranted and the basis for the amount determined. Tell us and fully disclose the factors that support the increase in the valuation allowance for 2005 and the amount thereof.

   We have not provided a full valuation allowance against our deferred tax assets as we determined in accordance with FAS 109 that, to the extent our deferred tax liabilities applicable to a particular jurisdiction (e.g., US federal) will reverse within the applicable periods that our tax loss and credit carry forwards are recoverable, such deferred tax assets are appropriately recognized as assets on the balance sheet and do not require a valuation allowance. Please note our disclosure on page F-28 which reads:

   "The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable."

   We will revise this disclosure in future filings to indicate:

   "The valuation allowance is based on the future reversal of deferred tax liabilities and our estimate of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable."

   With respect to the 2005 tax valuation allowance increase, as the amount of taxable income by jurisdiction, consisting solely of the reversal of deferred tax credits as describe above, decreased by $3.7 million and deferred tax assets by respective jurisdiction increased by approximately $39.8 million, it was appropriate to provide a valuation allowance equal to the sum of the increase in deferred tax assets and reduction in deferred tax credits, or approximately $43.5 million.

   Additional disclosure to this effect will be added in future applicable filings.

9. Please confirm to us that your presentation of a net deferred tax liability is in accordance with the guidance in paragraph 42 of FAS 109. Note that you are only allowed to net amounts for a particular tax-paying component and within a particular jurisdiction.

   See our response to question 8 above, and we hereby confirm that we are netting our U.S. federal deferred tax assets only against our U.S. federal deferred tax liabilities. Foreign jurisdictions are considered separately. The net deferred tax liability is primarily related to our Mexican operations.

   As you noted in the letter, we appreciate that the Staff's review process is designed to assist the Company in its ongoing efforts to consistently improve the quality of our disclosure in our filed documents. We are aware that the Staff may have additional comments. If you have any questions regarding this letter or otherwise, please call either myself at (212) 652-9380 or our Chief Financial Officer, Jeffrey R Speed, at (212) 652-9384.

                                          Very truly yours,

                                          Six Flags, Inc.

                                          By: /s/ James M. Coughlin
                                              ---------------------------------
                                              James M. Coughlin